FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 29, 2004, Series 2004-FFH1	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

04033777

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2004

FINANCIAL ASSET SECURITIES CORP.

By: [signature]

Name: Frank Skibo

Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2004-FFH2,
Asset-Backed Certificates, Series 2004-FFH2

Marketing Materials

$1,152,000,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***As of May 6, 2004***

$1,152,000,000 (Approximate)
First Franklin Mortgage Loan Trust 2004-FFH2
Asset-Backed Certificates, Series 2004-FFH2
Subject to a +/- 10% Variance

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat [4]	Payment Window (Mths) Call/Mat [4]	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
A-1	460,200,000	2.41/2.56	1-75/1-159	AAA/Aaa	June 2034	Floating Rate Senior
A-2	175,000,000	1.00/1.00	1-20/1-20	AAA/Aaa	June 2034	Floating Rate Senior
A-3	248,000,000	2.84/2.84	20-71/20-71	AAA/Aaa	June 2034	Floating Rate Senior
A-4	37,200,000	6.21/8.09	71-75/71-160	AAA/Aaa	June 2034	Floating Rate Senior
M-1	42,600,000	4.56/4.98	42-75/42-138	AA+/Aa1	June 2034	Floating Rate Subordinate
M-2	42,000,000	4.51/4.91	40-75/40-133	AA/Aa2	June 2034	Floating Rate Subordinate
M-3	25,200,000	4.48/4.87	40-75/40-128	AA-/Aa3	June 2034	Floating Rate Subordinate
M-4	24,000,000	4.46/4.84	39-75/39-124	A+/A1	June 2034	Floating Rate Subordinate
M-5	21,600,000	4.46/4.82	39-75/39-119	A/A2	June 2034	Floating Rate Subordinate
M-6	21,600,000	4.44/4.78	38-75/38-115	A-/A3	June 2034	Floating Rate Subordinate
M-7	19,200,000	4.43/4.75	38-75/38-109	BBB+/Baa1	June 2034	Floating Rate Subordinate
M-8	18,600,000	4.43/4.71	37-75/37-104	BBB/Baa2	June 2034	Floating Rate Subordinate
M-9	16,800,000	4.41/4.63	37-75/37-96	BBB-/Baa3	June 2034	Floating Rate Subordinate
B-1[5]	19,200,000	4.41/4.51	37-75/37-88	BB+/Ba1	June 2034	Floating Rate Subordinate
B-2[5]	13,800,000	4.22/4.22	37-74/37-74	BB/Ba2	June 2034	Floating Rate Subordinate
Total:	**$1,185,000,000**					

(1) *The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3 and Class A-4 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *Each Class of Certificates is priced to call. The margin on the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

(5) *The Class B Certificates (as defined herein) will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.*

Depositor:	Financial Asset Securities Corp.
Servicer:	Saxon Mortgage Services, Inc.
Underwriter:	Greenwich Capital Markets, Inc.

Trustee: Wells Fargo Bank, N.A.

Originator: First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.

Offered Certificates: The Class A-1 Certificates (the "***Group I Certificates***") and the Class A-2, Class A-3 and Class A-4 Certificates (together, the "***Group II Certificates***," and collectively with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 Certificates (together, the "***Class M Certificates***" and together with the Class M Certificates, the "***Subordinate Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B-1 and Class B-2 Certificates (together, the "***Class B Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."

Federal Tax Status: The Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.

Statistical Cut-off Date: The close of business on April 1, 2004.

Cut-off Date: The close of business on June 1, 2004.

Expected Pricing Date: On or about the week of May 3, 2004.

Expected Closing Date: On or about June 29, 2004.

Expected Settlement Date: On or about June 29, 2004.

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in July 2004.

Accrued Interest: The price to be paid by investors for the Certificates will not include accrued interest (settling flat).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A Certificates and the Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $563,531,106 of which: (i) approximately $281,765,553 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group I Mortgage Loans***") and (ii) approximately $281,765,553 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group II Mortgage Loans***" together with the Initial Group I Mortgage Loans, the "***Initial Mortgage Loans***").

Additional Mortgage Loans: On or prior to the Closing Date, additional mortgage loans will be added to the trust. As of the Cut-off Date, the aggregate principal balance of the Additional Mortgage Loans will be approximately $336,468,895 of which: (i) approximately $168,234,447 consisted of a pool of additional conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Additional Group I Mortgage Loans***") and (ii) approximately $168,234,447 consisted of a pool of additional conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Additional Group II Mortgage Loans***" together with the Additional Group I Mortgage Loans, the "***Additional Mortgage Loans***"). The Additional Mortgage Loans and the Initial Mortgage Loans are referred to herein as the Closing Date Mortgage Loans. On the Closing Date, the aggregate principal balance of the Closing Date Mortgage Loans will be approximately $900,000,000.

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $300,000,000 (the "***Original Pre-Funded Amount***") will be deposited, of which approximately (i) $150,000,000 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Subsequent Mortgage Loans***", and together with the Closing Date Group I Mortgage Loans, the "***Group I Mortgage Loans***") and (ii) $150,000,000 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Closing Date Group I Mortgage Loans, the "***Group II Mortgage Loans***"). The aggregate of the Group I Subsequent Mortgage Loans and Group II Subsequent Mortgage Loans is referred to herein as the "***Subsequent Mortgage Loans***." On or prior to [August 30, 2004] (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Group I Mortgage Loans and Group II Mortgage Loans are referred to herein as the "***Mortgage Loans***."

Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Pass-Through Rate:	The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.
Net WAC Rate:	The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Maximum Cap:	The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Net WAC Rate Carryover Amount:	If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Yield Maintenance Agreement:	On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 9.25% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date in September 2006.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the sum of (i) the aggregate principal balance of the Mortgage Loans and (ii) the any amounts remaining on deposit in the Pre-Funding Account over the aggregate principal balance of the Class A Certificates, Class M Certificates, Class B Certificates and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.25% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

On any Distribution Date, the "***Overcollateralization Target Amount***" is equal:
(i) prior to the Stepdown Date, 1.25% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) 2.50% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date, the "***OC Floor.***"

On any Distribution Date on which a Step Up Event is in effect, the Overcollateralization Target Amount is equal to:
(i) prior to the Stepdown Date, 2.00% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) 4.00% of the current aggregate principal balance of the Mortgage Loans; and
(b) the OC Floor.

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in July 2007 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 46.60% (48.10% credit enhancement if an Step Up Event exists).

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (i) aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date (1)**		**Target Credit Enhancement After Stepdown Date (2)**	
Rating	**Percent**	**Rating**	**Percent**	**Rating**	**Percent**
A	23.30%	A	46.60%	A	48.10%
M-1	19.75%	M-1	39.50%	M-1	41.00%
M-2	16.25%	M-2	32.50%	M-2	34.00%
M-3	14.15%	M-3	28.30%	M-3	29.80%
M-4	12.15%	M-4	24.30%	M-4	25.80%
M-5	10.35%	M-5	20.70%	M-5	22.20%
M-6	8.55%	M-6	17.10%	M-6	18.60%
M-7	6.95%	M-7	13.90%	M-7	15.40%
M-8	5.40%	M-8	10.80%	M-8	12.30%
M-9	4.00%	M-9	8.00%	M-9	9.50%
B-1	2.40%	B-1	4.80%	B-1	6.30%
B-2	1.25%	B-2	2.50%	B-2	4.00%

(1) Assumes that a Step Up Event has not occurred.
(2) Assume that a Step Up Event has occurred.

Step Up Event:

A "***Step Up Event***" is in effect any Distribution Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
July 2007 to June 2008	3.55% initially, plus 1/12th of 1.75% for each month thereafter
July 2008 to June 2009	5.30% initially, plus 1/12th of 1.65% for each month thereafter
July 2009 to June 2010	6.95% initially, plus 1/12th of 2.05% for each month thereafter
July 2010 and thereafter	9.00%

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [35.00]% of the Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
July 2007 to June 2008	3.85% initially, plus 1/12th of 1.95% for each month thereafter
July 2008 to June 2009	5.80% initially, plus 1/12th of 1.55% for each month thereafter
July 2009 to June 2010	7.35% initially, plus 1/12th of 0.45% for each month thereafter
July 2010 and thereafter	7.80%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-1 Certificates, second to the Class B-2 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and eleventh to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class B-1 Certificates and thirteenth, monthly interest to the Class B-2 Certificates.

2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates, as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown," then monthly principal to the Class B-1 Certificates as described under "Principal Paydown," and then monthly principal to the Class B-2 Certificates as described under "Principal Paydown."

3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.

4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates and then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown: Principal distributed to the Group II Certificates will be distributed to the Class A-2, Class A-3 and Class A-4 Certificates, sequentially, to such class of certificates until the certificate principal balance thereof has been reduced to zero.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class B-1 Certificates and 11) Class B-2 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 46.60% credit enhancement (48.10% credit enhancement if an OC Step Up Event exists), second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 39.50% credit enhancement (41.00% credit enhancement if an OC Step Up Event exists), third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 32.50% credit enhancement (34.00% credit enhancement if an OC Step Up Event exists), fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 28.30% credit (29.80% credit enhancement if an OC Step Up Event exists), fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 24.30% credit (25.80% credit enhancement if an OC Step Up Event exists), sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 20.70% credit enhancement (22.20% credit enhancement if an OC Step Up Event exists), seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 17.10% credit enhancement (18.60% credit enhancement if an OC Step Up Event exists), eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 13.90% credit enhancement (15.40% credit enhancement if an OC Step Up Event exists), ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 10.80% credit enhancement (12.30% credit enhancement if an OC Step Up Event exists), tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 8.00% credit enhancement (9.50% credit enhancement if an OC Step Up Event exists), eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 4.80% credit enhancement (6.30% credit enhancement if an OC Step Up Event exists) and twelfth to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 2.50% credit enhancement (4.00% credit enhancement if an OC Step Up Event exists) (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

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Weighted Average Life Tables

Class A-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.29	2.79	2.41	1.99	1.63
MDUR (yr)	3.15	2.69	2.33	1.94	1.60
First Prin Pay	1	1	1	1	1
Last Prin Pay	106	88	75	62	53

Class A-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.51	2.97	2.56	2.11	1.68
MDUR (yr)	3.34	2.85	2.47	2.05	1.65
First Prin Pay	1	1	1	1	1
Last Prin Pay	225	188	159	133	112

Class A-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.81
MDUR (yr)	1.22	1.09	0.99	0.88	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	25	22	20	18	16

Class A-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.81
MDUR (yr)	1.22	1.09	0.99	0.88	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	25	22	20	18	16

Weighted Average Life Tables

Class A-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.92	3.32	2.84	2.29	1.98
MDUR (yr)	3.77	3.21	2.75	2.24	1.94
First Prin Pay	25	22	20	18	16
Last Prin Pay	100	83	71	59	33

Class A-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.92	3.32	2.84	2.29	1.98
MDUR (yr)	3.77	3.21	2.75	2.24	1.94
First Prin Pay	25	22	20	18	16
Last Prin Pay	100	83	71	59	33

Class A-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.79	7.30	6.21	5.14	3.20
MDUR (yr)	8.13	6.83	5.87	4.90	3.09
First Prin Pay	100	83	71	59	33
Last Prin Pay	106	88	75	62	53

Class A-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.53	9.55	8.09	6.73	3.91
MDUR (yr)	10.38	8.74	7.50	6.31	3.73
First Prin Pay	100	83	71	59	33
Last Prin Pay	226	188	160	134	112

Weighted Average Life Tables

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.09	4.56	4.42	4.41
MDUR (yr)	5.69	4.82	4.35	4.23	4.21
First Prin Pay	39	38	42	47	53
Last Prin Pay	106	88	75	62	53

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.66	5.58	4.98	4.77	5.65
MDUR (yr)	6.19	5.25	4.71	4.54	5.34
First Prin Pay	39	38	42	47	58
Last Prin Pay	196	163	138	115	96

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.08	4.51	4.20	4.34
MDUR (yr)	5.68	4.81	4.30	4.01	4.15
First Prin Pay	39	38	40	44	49
Last Prin Pay	106	88	75	62	53

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.64	5.56	4.91	4.54	4.68
MDUR (yr)	6.16	5.22	4.65	4.32	4.45
First Prin Pay	39	38	40	44	49
Last Prin Pay	190	157	133	111	93

Weighted Average Life Tables

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.08	4.48	4.09	4.07
MDUR (yr)	5.66	4.79	4.26	3.90	3.89
First Prin Pay	39	38	40	42	46
Last Prin Pay	106	88	75	62	53

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.63	5.55	4.87	4.42	4.33
MDUR (yr)	6.12	5.19	4.59	4.20	4.12
First Prin Pay	39	38	40	42	46
Last Prin Pay	182	151	128	106	89

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.08	4.46	4.02	3.91
MDUR (yr)	5.55	4.71	4.18	3.80	3.70
First Prin Pay	39	37	39	41	44
Last Prin Pay	106	88	75	62	53

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.61	5.53	4.84	4.34	4.17
MDUR (yr)	5.98	5.08	4.49	4.07	3.92
First Prin Pay	39	37	39	41	44
Last Prin Pay	176	146	124	103	86

Weighted Average Life Tables

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.07	4.46	3.98	3.80
MDUR (yr)	5.52	4.68	4.16	3.74	3.59
First Prin Pay	39	37	39	40	42
Last Prin Pay	106	88	75	62	53

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.59	5.51	4.82	4.29	4.05
MDUR (yr)	5.93	5.04	4.46	4.00	3.80
First Prin Pay	39	37	39	40	42
Last Prin Pay	170	141	119	99	83

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.07	4.44	3.95	3.72
MDUR (yr)	5.47	4.65	4.11	3.69	3.49
First Prin Pay	39	37	38	39	41
Last Prin Pay	106	88	75	62	53

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.56	5.48	4.78	4.24	3.95
MDUR (yr)	5.85	4.97	4.39	3.93	3.69
First Prin Pay	39	37	38	39	41
Last Prin Pay	164	136	115	95	80

Weighted Average Life Tables

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.07	4.43	3.92	3.66
MDUR (yr)	5.37	4.57	4.05	3.62	3.40
First Prin Pay	39	37	38	39	40
Last Prin Pay	106	88	75	62	53

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.52	5.45	4.75	4.18	3.87
MDUR (yr)	5.71	4.86	4.30	3.83	3.57
First Prin Pay	39	37	38	39	40
Last Prin Pay	156	129	109	91	76

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.07	4.43	3.90	3.61
MDUR (yr)	5.32	4.54	4.02	3.57	3.33
First Prin Pay	39	37	37	38	39
Last Prin Pay	106	88	75	62	53

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.47	5.40	4.71	4.13	3.80
MDUR (yr)	5.61	4.79	4.23	3.76	3.49
First Prin Pay	39	37	37	38	39
Last Prin Pay	148	122	104	86	72

Weighted Average Life Tables

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.07	4.41	3.88	3.57
MDUR (yr)	5.15	4.41	3.91	3.48	3.23
First Prin Pay	39	37	37	38	38
Last Prin Pay	106	88	75	62	53
	6.06	5.07	4.41	3.88	3.57

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.38	5.33	4.63	4.07	3.72
MDUR (yr)	5.36	4.60	4.06	3.63	3.35
First Prin Pay	39	37	37	38	38
Last Prin Pay	138	114	96	80	68

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	1,185,000,000	5.814820	9.250000
2	1,179,325,259	6.502550	9.250000
3	1,171,063,091	6.502480	9.250000
4	1,161,398,976	6.719150	9.250000
5	1,150,346,505	6.502650	9.250000
6	1,137,924,298	6.719320	9.250000
7	1,124,156,019	6.502580	9.250000
8	1,109,070,354	6.502480	9.250000
9	1,092,700,970	7.199060	9.250000
10	1,075,086,436	6.502250	9.250000
11	1,056,270,117	6.723130	9.250000
12	1,036,369,737	6.506150	9.250000
13	1,015,433,702	6.724400	9.250000
14	993,538,196	6.507420	9.250000
15	970,738,814	6.507380	9.250000
16	947,094,907	6.724280	9.250000
17	922,669,118	6.509610	9.250000
18	897,527,307	6.726640	9.250000
19	871,737,624	6.510510	9.250000
20	845,370,883	6.510610	9.250000
21	818,499,801	7.208330	9.250000
22	791,198,841	6.510920	9.250000
23	763,543,776	8.675100	9.250000
24	736,647,277	8.393490	9.250000
25	710,374,771	9.365300	9.250000
26	685,064,333	9.061640	9.250000
27	660,641,189	9.060070	9.250000

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2,3] (%)		Period	NWC [1] (%)	NWC [2,3] (%)		Period	NWC [1] (%)	NWC [2,3] (%)
1	5.81	9.25		28	9.36	9.36		55	11.66	11.66
2	6.50	9.25		29	9.68	9.68		56	11.65	11.65
3	6.50	9.25		30	10.00	10.00		57	12.90	12.90
4	6.72	9.25		31	9.90	9.90		58	11.64	11.64
5	6.50	9.25		32	9.90	9.90		59	12.11	12.11
6	6.72	9.25		33	10.96	10.96		60	11.71	11.71
7	6.50	9.25		34	9.90	9.90		61	12.13	12.13
8	6.50	9.25		35	10.93	10.93		62	11.73	11.73
9	7.20	9.25		36	10.57	10.57		63	11.73	11.73
10	6.50	9.25		37	11.17	11.17		64	12.11	12.11
11	6.72	9.25		38	10.81	10.81		65	11.74	11.74
12	6.51	9.25		39	10.81	10.81		66	12.13	12.13
13	6.72	9.25		40	11.16	11.16		67	11.74	11.74
14	6.51	9.25		41	11.44	11.44		68	11.73	11.73
15	6.51	9.25		42	11.82	11.82		69	12.98	12.98
16	6.72	9.25		43	11.66	11.66		70	11.72	11.72
17	6.51	9.25		44	11.65	11.65		71	12.13	12.13
18	6.73	9.25		45	12.45	12.45		72	11.74	11.74
19	6.51	9.25		46	11.65	11.65		73	12.13	12.13
20	6.51	9.25		47	12.05	12.05		74	11.73	11.73
21	7.21	9.25		48	11.66	11.66		75	11.73	11.73
22	6.51	9.25		49	12.05	12.05		76	12.11	12.11
23	8.68	9.25		50	11.65	11.65				
24	8.39	9.25		51	11.65	11.65				
25	9.37	9.37		52	12.03	12.03				
26	9.06	9.25		53	11.66	11.66				
27	9.06	9.25		54	12.04	12.04				

(1) Assumes 1mLIBOR remains constant at 1.10%, 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the Pricing Prepayment Speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the Yield Maintenance Agreement included.

EXCESS SPREAD (1,2)

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)
1	1.10000	1.38000	3.63	3.63	39	4.97500	5.12200	4.86	4.18
2	1.15900	1.50300	5.04	4.98	40	5.01200	5.16100	4.95	4.36
3	1.27800	1.64200	5.04	4.86	41	5.04900	5.20000	4.90	4.30
4	1.44800	1.78900	5.09	4.75	42	5.08600	5.24100	4.97	4.46
5	1.57500	1.93300	5.03	4.55	43	5.12300	5.28300	4.91	4.29
6	1.69600	2.08100	5.08	4.50	44	5.16200	5.32600	4.91	4.25
7	1.83300	2.23500	5.03	4.28	45	5.20200	5.36800	5.04	4.60
8	1.99000	2.39300	5.02	4.11	46	5.24300	5.41000	4.91	4.16
9	2.15000	2.55000	5.18	4.21	47	5.28600	5.44900	4.98	4.48
10	2.30500	2.70800	5.01	3.78	48	5.33200	5.48600	4.91	4.23
11	2.45600	2.86200	5.06	3.73	49	5.37500	5.51700	4.97	4.44
12	2.61500	3.00900	5.00	3.46	50	5.41300	5.54400	4.91	4.19
13	2.76900	3.15000	5.04	3.40	51	5.44600	5.56500	4.91	4.16
14	2.92500	3.28400	4.98	3.13	52	5.47400	5.58200	4.97	4.33
15	3.08600	3.41200	4.97	2.95	53	5.49800	5.59300	4.91	4.19
16	3.21900	3.53200	5.02	2.94	54	5.51700	5.59800	4.97	4.37
17	3.32900	3.64600	4.95	2.69	55	5.53100	5.59700	4.90	4.17
18	3.44600	3.74600	5.00	2.69	56	5.53900	5.59700	4.90	4.15
19	3.56300	3.81600	4.93	2.45	57	5.54200	5.60100	5.10	4.78
20	3.68200	3.88100	4.91	2.32	58	5.53900	5.61200	4.91	4.16
21	3.79800	3.94700	5.07	2.61	59	5.53000	5.63000	4.98	4.48
22	3.89000	4.01300	4.89	2.10	60	5.51500	5.65500	4.92	4.30
23	3.92200	4.08300	5.06	4.03	61	5.52600	5.68800	4.98	4.55
24	3.85800	4.16500	4.98	3.93	62	5.56600	5.72600	4.92	4.30
25	3.94700	4.27500	5.07	4.67	63	5.60500	5.76200	4.93	4.27
26	4.07100	4.38500	5.00	4.37	64	5.64200	5.79500	4.99	4.45
27	4.18900	4.48700	4.98	4.24	65	5.67800	5.82800	4.94	4.36
28	4.30200	4.58100	5.02	4.27	66	5.71200	5.85800	5.00	4.54
29	4.40800	4.66600	4.94	4.37	67	5.74400	5.88600	4.94	4.36
30	4.50600	4.73900	4.99	4.43	68	5.77500	5.91300	4.95	4.34
31	4.59500	4.80100	4.90	4.29	69	5.80400	5.93700	5.14	4.95
32	4.67400	4.85300	4.88	4.19	70	5.83100	5.95900	4.96	4.29
33	4.74200	4.89800	5.06	4.66	71	5.85500	5.97900	5.03	4.60
34	4.79800	4.93800	4.84	4.03	72	5.87800	5.99700	4.97	4.37
35	4.84100	4.97400	4.89	4.41	73	5.89900	6.01200	5.04	4.61
36	4.87100	5.01000	4.80	4.17	74	5.91700	6.02500	4.98	4.38
37	4.90000	5.04600	4.84	4.39	75	5.93400	6.03600	4.99	4.38
38	4.93800	5.08400	4.82	4.18					

(1) Assumes the Pricing Prepayment Speed

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

(3) Assumes 1mLIBOR stays at 1.10% and 6mLIBOR stays at 1.38%.

BREAKEVEN LOSSES

LOSS COVERAGE

			STATIC LIBOR		FORWARD LIBOR	
CLASS	MOODY'S	S&P	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
M-1	Aa1	AA+	36.712	25.71%	32.921	24.20%
M-2	Aa2	AA	29.866	22.83%	26.458	21.20%
M-3	Aa3	AA-	26.218	21.06%	23.004	19.36%
M-4	A1	A+	22.977	19.32%	19.935	17.56%
M-5	A2	A	20.285	17.74%	17.385	15.92%
M-6	A3	A-	17.744	16.13%	14.974	14.25%
M-7	Baa1	BBB+	15.586	14.66%	12.921	12.72%
M-8	Baa2	BBB	13.570	13.18%	11.020	11.20%
M-9	Baa3	BBB-	11.767	11.78%	9.355	9.79%
B-1	Ba1	BB+	9.919	10.25%	7.627	8.23%
B-2	Ba2	BB	8.474	8.98%	6.766	7.42%

Assumptions

40% Loss Severity
12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Initial Mortgage Loans
As of the Statistical Cut-off Date

NUMBER OF LOANS:	3,650					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$563,531,106					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$154,400.99		$27,500.00		$646,200.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$154,392.08		$27,500.00		$646,200.00	
WAVG CURRENT LOAN RATE:	7.229	%	5.125	%	9.750	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.996	%	4.125	%	8.375	%
WAVG MAXIMUM LOAN RATE:	13.208	%	11.125	%	15.625	%
WAVG MINIMUM LOAN RATE:	7.208	%	5.125	%	9.625	%
WAVG INITIAL PERIODIC RATE CAP:	2.996	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	23	months	3	months	58	months
WAVG ORIGINAL TERM:	359	months	180	months	360	months
WAVG REMAINING TERM:	357	months	177	months	359	months
WAVG ORIGINAL LTV:	99.32	%	85.00	%	100.00	%
WAVG CREDIT SCORE:	651		567		805	
FIRST PAY DATE:			Jun 01, 2003		Jun 01, 2004	
MATURITY DATE:			Mar 01, 2019		May 01, 2034	

TOP LIEN POSITION CONCS ($):	100.00 % First Lien
TOP PROPERTY STATE CONC ($):	10.94 % Florida, 10.60 % California, 7.39 % Illinois
MAXIMUM ZIP CODE CONC ($):	0.27 % 33027

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
27,500 - 50,000	89	3,810,734.80	0.68
50,001 - 100,000	921	73,372,642.36	13.02
100,001 - 150,000	1,164	145,693,907.49	25.85
150,001 - 200,000	721	124,500,380.99	22.09
200,001 - 250,000	323	72,171,989.32	12.81
250,001 - 300,000	190	52,190,177.84	9.26
300,001 - 350,000	106	34,409,452.11	6.11
350,001 - 400,000	58	21,680,859.98	3.85
400,001 - 450,000	41	17,449,648.47	3.10
450,001 - 500,000	27	12,751,712.31	2.26
500,001 - 550,000	7	3,664,750.00	0.65
550,001 - 600,000	2	1,188,650.00	0.21
600,001 - 646,200	1	646,200.00	0.11
Total	3,650	563,531,105.67	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	6	478,700.00	0.08
360	3,644	563,052,405.67	99.92
Total	3,650	563,531,105.67	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
177 - 178	6	478,700.00	0.08
347 - 348	1	206,000.00	0.04
353 - 354	6	1,412,944.63	0.25
355 - 356	139	21,348,525.47	3.79
357 - 358	3,493	539,588,435.57	95.75
359 - 359	5	496,500.00	0.09
Total	3,650	563,531,105.67	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	2,692	396,657,772.84	70.39
PUD	615	111,987,777.94	19.87
Condominium	235	35,343,169.44	6.27
2 Units	106	19,376,030.33	3.44
3 Units	2	166,355.12	0.03
Total	3,650	563,531,105.67	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	3,648	563,225,205.67	99.95
Second Home	2	305,900.00	0.05
Total	3,650	563,531,105.67	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	2,873	435,051,809.48	77.20
Cash Out Refinance	623	105,150,232.52	18.66
Rate/Term Refinance	154	23,329,063.67	4.14
Total	3,650	563,531,105.67	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
85.00 - 85.00	1	376,517.93	0.07
85.01 - 90.00	1	471,282.31	0.08
90.01 - 95.00	352	62,217,104.28	11.04
95.01 - 100.00	3,296	500,466,201.15	88.81
Total	3,650	563,531,105.67	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	40	4,137,428.69	0.73
Arizona	70	9,994,144.62	1.77
Arkansas	19	2,718,595.27	0.48
California	233	59,712,897.17	10.60
Colorado	44	8,910,588.78	1.58
Connecticut	13	2,482,975.54	0.44
Delaware	5	684,806.25	0.12
District of Columbia	3	676,500.00	0.12
Florida	373	61,646,984.25	10.94
Georgia	183	29,839,166.12	5.30
Idaho	11	1,249,038.75	0.22
Illinois	264	41,658,244.85	7.39
Indiana	148	15,263,991.50	2.71
Iowa	26	2,110,889.52	0.37
Kansas	39	4,657,943.66	0.83
Kentucky	81	10,487,439.74	1.86
Louisiana	26	2,972,000.00	0.53
Maine	11	1,509,050.00	0.27
Maryland	73	15,007,161.35	2.66
Massachusetts	53	12,588,306.74	2.23
Michigan	232	33,834,454.75	6.00
Minnesota	116	21,484,460.15	3.81
Missouri	90	9,974,340.23	1.77
Montana	1	190,000.00	0.03
Nebraska	14	1,369,973.24	0.24
Nevada	60	11,778,212.48	2.09
New Hampshire	15	2,905,311.91	0.52
New Jersey	60	12,194,190.55	2.16
New Mexico	15	1,720,800.00	0.31
New York	81	15,539,232.67	2.76
North Carolina	205	30,000,882.16	5.32
North Dakota	2	132,400.00	0.02
Ohio	349	40,950,732.78	7.27
Oklahoma	14	1,183,086.35	0.21
Oregon	45	7,819,053.38	1.39
Pennsylvania	85	10,354,037.75	1.84
Rhode Island	8	1,518,952.92	0.27
South Carolina	102	12,687,531.22	2.25
South Dakota	3	361,850.00	0.06
Tennessee	51	5,363,912.00	0.95

Continued on the next page.

Property State (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Texas	194	24,639,290.59	4.37
Utah	38	5,525,307.79	0.98
Virginia	54	9,724,320.10	1.73
Washington	38	6,112,943.35	1.08
West Virginia	2	119,700.00	0.02
Wisconsin	60	7,656,976.50	1.36
Wyoming	1	81,000.00	0.01
Total	3,650	563,531,105.67	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	3,578	549,474,346.39	97.51
Limited Income Verification	70	13,235,476.97	2.35
No Income Verification	2	821,282.31	0.15
Total	3,650	563,531,105.67	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
567 - 600	59	9,239,611.51	1.64
601 - 650	2,148	310,583,871.13	55.11
651 - 700	1,054	173,296,627.92	30.75
701 - 750	310	56,904,851.99	10.10
751 - 800	78	13,371,143.12	2.37
801 - 805	1	135,000.00	0.02
Total	3,650	563,531,105.67	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.125 - 6.000	120	24,523,625.46	4.35
6.001 - 7.000	1,255	223,629,953.36	39.68
7.001 - 8.000	1,682	244,317,488.95	43.35
8.001 - 9.000	557	67,733,750.85	12.02
9.001 - 9.750	36	3,326,287.05	0.59
Total	3,650	563,531,105.67	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.125 - 5.000	77	14,669,902.77	2.74
5.001 - 6.000	1,707	288,391,810.27	53.86
6.001 - 7.000	1,498	214,741,988.60	40.11
7.001 - 8.000	149	17,405,165.53	3.25
8.001 - 8.375	1	220,400.00	0.04
Total	3,432	535,429,267.17	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.125 - 12.000	120	24,523,625.46	4.58
12.001 - 13.000	1,215	216,722,593.66	40.48
13.001 - 14.000	1,571	230,053,188.07	42.97
14.001 - 15.000	499	61,486,645.17	11.48
15.001 - 15.625	27	2,643,214.81	0.49
Total	3,432	535,429,267.17	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.125 - 6.000	120	24,523,625.46	4.58
6.001 - 7.000	1,215	216,722,593.66	40.48
7.001 - 8.000	1,571	230,053,188.07	42.97
8.001 - 9.000	499	61,486,645.17	11.48
9.001 - 9.625	27	2,643,214.81	0.49
Total	3,432	535,429,267.17	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
09/01/04	1	257,450.00	0.05
03/01/05	2	554,000.00	0.10
04/01/05	4	935,100.00	0.17
05/01/05	1	206,000.00	0.04
11/01/05	1	273,095.76	0.05
12/01/05	4	668,566.56	0.12
01/01/06	6	1,335,085.25	0.25
02/01/06	115	17,525,195.28	3.27
03/01/06	1,262	195,218,128.23	36.46
04/01/06	1,803	280,419,958.91	52.37
05/01/06	4	399,500.00	0.07
01/01/07	1	287,864.34	0.05
03/01/07	37	5,369,748.09	1.00
04/01/07	60	9,974,309.00	1.86
05/01/07	1	97,000.00	0.02
11/01/08	1	471,282.31	0.09
02/01/09	5	593,189.40	0.11
03/01/09	61	10,478,244.04	1.96
04/01/09	63	10,365,550.00	1.94
Total	3,432	535,429,267.17	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1	257,450.00	0.05
2.000	6	1,489,100.00	0.28
3.000	3,425	533,682,717.17	99.67
Total	3,432	535,429,267.17	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	3,432	535,429,267.17	100.00
Total	3,432	535,429,267.17	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	2,212	308,637,583.05	54.77
5YR IO 2/28 6 Mo LIBOR ARM	984	187,407,946.94	33.26
Fixed Rate	217	28,013,838.50	4.97
5YR IO 5/25 6 Mo LIBOR ARM	68	12,798,155.60	2.27
5/25 6 Mo LIBOR ARM	62	9,110,110.15	1.62
3/27 6 Mo LIBOR ARM	61	8,519,676.43	1.51
5YR IO 3/27 6 Mo LIBOR ARM	38	7,209,245.00	1.28
1/29 6 Mo LIBOR ARM	6	1,489,100.00	0.26
5YR IO 6 Mo LIBOR ARM	1	257,450.00	0.05
BALLOON 15/30	1	88,000.00	0.02
Total	3,650	563,531,105.67	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	740	119,854,487.91	21.27
12	149	30,173,953.17	5.35
24	2,160	325,797,661.95	57.81
36	599	87,415,102.64	15.51
48	2	289,900.00	0.05
Total	3,650	563,531,105.67	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	740	119,854,487.91	21.27
Prepayment Penalty	2,910	443,676,617.76	78.73
Total	3,650	563,531,105.67	100.00

Initial Group I Mortgage Loans
As of the Statistical Cut-off Date

NUMBER OF LOANS:	1,992					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$281,765,553					
			Minimum		Maximum	
AVG ORIGINAL LOAN AMOUNT:	$141,457.45		$27,500.00		$425,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$141,448.57		$27,500.00		$425,000.00	
WAVG CURRENT LOAN RATE:	7.280	%	5.250	%	9.750	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	6.046	%	4.125	%	7.875	%
WAVG MAXIMUM LOAN RATE:	13.262	%	11.250	%	15.500	%
WAVG MINIMUM LOAN RATE:	7.262	%	5.250	%	9.500	%
WAVG INITIAL PERIODIC RATE CAP:	2.998	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	23	months	3	months	58	months
WAVG ORIGINAL	359	months	180	months	360	months
WAVG REMAINING TERM:	357	months	177	months	359	months
WAVG ORIGINAL LTV:	99.35	%	90.40	%	100.00	%
WAVG CREDIT SCORE:	648		567		798	
FIRST PAY DATE:			Dec 01, 2003		Jun 01, 2004	
MATURITY DATE:			Mar 01, 2019		May 01, 2034	
TOP LIEN POSITION CONC ($):	100.00 % First Lien					
TOP PROPERTY STATE CONC ($):	10.48 % Florida, 7.90 % Ohio, 7.50 % Illinois					
MAXIMUM ZIP CODE CONC ($):	0.41 % 89015					

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
27,500 - 50,000	49	2,105,274.67	0.75
50,001 - 100,000	557	44,493,508.60	15.79
100,001 - 150,000	632	78,794,507.65	27.96
150,001 - 200,000	423	72,771,590.68	25.83
200,001 - 250,000	182	40,334,748.54	14.32
250,001 - 300,000	102	28,025,357.45	9.95
300,001 - 350,000	42	13,314,400.00	4.73
350,001 - 400,000	3	1,091,165.06	0.39
400,001 - 425,000	2	835,000.00	0.30
Total	1,992	281,765,552.65	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	4	368,500.00	0.13
360	1,988	281,397,052.65	99.87
Total	1,992	281,765,552.65	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
177 - 178	4	368,500.00	0.13
353 - 354	4	761,774.32	0.27
355 - 356	67	8,382,215.74	2.97
357 - 358	1,913	271,819,562.59	96.47
359 - 359	4	433,500.00	0.15
Total	1,992	281,765,552.65	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,496	200,740,779.49	71.24
PUD	318	54,879,300.80	19.48
Condominium	126	17,126,747.64	6.08
2 Units	51	8,942,769.60	3.17
3 Units	1	75,955.12	0.03
Total	1,992	281,765,552.65	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,992	281,765,552.65	100.00
Total	1,992	281,765,552.65	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	1,572	218,446,637.42	77.53
Cash Out Refinance	330	50,651,315.70	17.98
Rate/Term Refinance	90	12,667,599.53	4.50
Total	1,992	281,765,552.65	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
90.40 - 95.00	195	31,298,007.90	11.11
95.01 - 100.00	1,797	250,467,544.75	88.89
Total	1,992	281,765,552.65	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	23	2,359,849.95	0.84
Arizona	41	6,138,365.50	2.18
Arkansas	14	2,116,222.99	0.75
California	100	20,287,606.32	7.20
Colorado	26	4,776,590.06	1.70
Connecticut	9	1,744,975.54	0.62
Delaware	3	349,806.25	0.12
District of Columbia	2	280,500.00	0.10
Florida	201	29,527,061.14	10.48
Georgia	98	15,585,129.21	5.53
Idaho	5	667,000.00	0.24
Illinois	142	21,131,812.69	7.50
Indiana	85	8,691,995.15	3.08
Iowa	17	1,467,028.75	0.52
Kansas	18	1,799,343.32	0.64
Kentucky	42	4,629,439.32	1.64
Louisiana	14	1,574,500.00	0.56
Maine	3	481,750.00	0.17
Maryland	37	6,920,593.18	2.46
Massachusetts	21	4,345,834.37	1.54
Michigan	129	17,296,045.16	6.14
Minnesota	63	10,966,275.64	3.89
Missouri	57	5,947,166.95	2.11
Montana	1	190,000.00	0.07
Nebraska	11	1,015,823.24	0.36
Nevada	32	5,872,062.48	2.08
New Hampshire	8	1,425,311.91	0.51
New Jersey	33	5,820,650.76	2.07
New Mexico	8	976,800.00	0.35
New York	46	7,283,670.76	2.59
North Carolina	105	15,266,771.06	5.42
North Dakota	2	132,400.00	0.05
Ohio	197	22,252,073.04	7.90
Oklahoma	8	763,100.00	0.27
Oregon	28	4,908,292.20	1.74
Pennsylvania	51	5,891,050.00	2.09
Rhode Island	4	671,000.00	0.24
South Carolina	58	6,904,447.24	2.45
South Dakota	1	65,000.00	0.02
Tennessee	27	2,697,371.00	0.96

Continued on the next page.

Property State (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Texas	110	14,329,026.26	5.09
Utah	27	3,759,493.97	1.33
Virginia	30	4,798,372.54	1.70
Washington	21	3,204,154.35	1.14
West Virginia	1	64,900.00	0.02
Wisconsin	33	4,388,890.35	1.56
Total	1,992	281,765,552.65	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,957	276,019,727.65	97.96
Limited Income Verification	35	5,745,825.00	2.04
Total	1,992	281,765,552.65	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
567 - 600	38	5,041,142.57	1.79
601 - 650	1,192	162,164,546.45	57.55
651 - 700	559	83,505,822.86	29.64
701 - 750	162	24,617,407.70	8.74
751 - 798	41	6,436,633.07	2.28
Total	1,992	281,765,552.65	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.250 - 6.000	62	10,167,785.89	3.61
6.001 - 7.000	658	104,905,208.30	37.23
7.001 - 8.000	933	127,377,472.43	45.21
8.001 - 9.000	321	37,711,776.17	13.38
9.001 - 9.750	18	1,603,309.86	0.57
Total	1,992	281,765,552.65	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.125 - 5.000	39	5,880,784.84	2.19
5.001 - 6.000	907	136,661,651.98	50.96
6.001 - 7.000	844	114,798,655.94	42.81
7.001 - 7.875	92	10,835,329.92	4.04
Total	1,882	268,176,422.68	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.250 - 12.000	62	10,167,785.89	3.79
12.001 - 13.000	638	102,010,153.60	38.04
13.001 - 14.000	875	120,066,445.18	44.77
14.001 - 15.000	293	34,555,200.39	12.89
15.001 - 15.500	14	1,376,837.62	0.51
Total	1,882	268,176,422.68	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.250 - 6.000	62	10,167,785.89	3.79
6.001 - 7.000	638	102,010,153.60	38.04
7.001 - 8.000	875	120,066,445.18	44.77
8.001 - 9.000	293	34,555,200.39	12.89
9.001 - 9.500	14	1,376,837.62	0.51
Total	1,882	268,176,422.68	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
09/01/04	1	257,450.00	0.10
04/01/05	1	95,000.00	0.04
11/01/05	1	273,095.76	0.10
12/01/05	3	488,678.56	0.18
01/01/06	2	337,880.20	0.13
02/01/06	55	6,671,863.05	2.49
03/01/06	693	98,467,706.28	36.72
04/01/06	1,000	143,692,926.40	53.58
05/01/06	3	336,500.00	0.13
03/01/07	20	2,570,567.06	0.96
04/01/07	36	5,752,245.00	2.14
05/01/07	1	97,000.00	0.04
02/01/09	3	357,739.39	0.13
03/01/09	32	4,549,970.98	1.70
04/01/09	31	4,227,800.00	1.58
Total	1,882	268,176,422.68	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1	257,450.00	0.10
2.000	1	95,000.00	0.04
3.000	1,880	267,823,972.68	99.87
Total	1,882	268,176,422.68	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,882	268,176,422.68	100.00
Total	1,882	268,176,422.68	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	1,232	164,499,521.16	58.38
5YR IO 2/28 6 Mo LIBOR ARM	525	85,769,129.09	30.44
Fixed Rate	109	13,501,129.97	4.79
3/27 6 Mo LIBOR ARM	37	4,971,167.06	1.76
5/25 6 Mo LIBOR ARM	36	4,675,610.37	1.66
5YR IO 5/25 6 Mo LIBOR ARM	30	4,459,900.00	1.58
5YR IO 3/27 6 Mo LIBOR ARM	20	3,448,645.00	1.22
5YR IO 6 Mo LIBOR ARM	1	257,450.00	0.09
1/29 6 Mo LIBOR ARM	1	95,000.00	0.03
BALLOON 15/30	1	88,000.00	0.03
Total	1,992	281,765,552.65	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	386	58,116,565.02	20.63
12	77	13,338,800.90	4.73
24	1,208	166,701,218.85	59.16
36	321	43,608,967.88	15.48
Total	1,992	281,765,552.65	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	386	58,116,565.02	20.63
Prepayment Penalty	1,606	223,648,987.63	79.37
Total	1,992	281,765,552.65	100.00

Initial Group II Mortgage Loans
As of the Statistical Cut-off Date

NUMBER OF LOANS:	1,658					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$281,765,553					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$169,951.97		$29,680.00		$646,200.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$169,943.04		$29,680.00		$646,200.00	
WAVG CURRENT LOAN RATE:	7.179	%	5.125	%	9.625	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.947	%	4.500	%	8.375	%
WAVG MAXIMUM LOAN RATE:	13.154	%	11.125	%	15.625	%
WAVG MINIMUM LOAN RATE:	7.154	%	5.125	%	9.625	%
WAVG INITIAL PERIODIC RATE CAP:	2.995	%	2.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	23	months	9	months	58	months
WAVG ORIGINAL TERM:	359	months	180	months	360	months
WAVG REMAINING TERM:	357	months	177	months	359	months
WAVG ORIGINAL LTV:	99.30	%	85.00	%	100.00	%
WAVG CREDIT SCORE:	653		600		805	
FIRST PAY DATE:			Jun 01, 2003		Jun 01, 2004	
MATURITY DATE:			Mar 01, 2019		May 01, 2034	

TOP LIEN POSITION CONC ($):	100.00 % First Lien
TOP PROPERTY STATE CONC ($):	13.99 % California, 11.40 % Florida, 7.28 % Illinois
MAXIMUM ZIP CODE CONC ($):	0.39 % 48334

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
29,680 - 50,000	40	1,705,460.13	0.61
50,001 - 100,000	364	28,879,133.76	10.25
100,001 - 150,000	532	66,899,399.84	23.74
150,001 - 200,000	298	51,728,790.31	18.36
200,001 - 250,000	141	31,837,240.78	11.30
250,001 - 300,000	88	24,164,820.39	8.58
300,001 - 350,000	64	21,095,052.11	7.49
350,001 - 400,000	55	20,589,694.92	7.31
400,001 - 450,000	39	16,614,648.47	5.90
450,001 - 500,000	27	12,751,712.31	4.53
500,001 - 550,000	7	3,664,750.00	1.30
550,001 - 600,000	2	1,188,650.00	0.42
600,001 - 646,200	1	646,200.00	0.23
Total	1,658	281,765,553.02	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	2	110,200.00	0.04
360	1,656	281,655,353.02	99.96
Total	1,658	281,765,553.02	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
177 - 178	2	110,200.00	0.04
347 - 348	1	206,000.00	0.07
353 - 354	2	651,170.31	0.23
355 - 356	72	12,966,309.73	4.60
357 - 358	1,580	267,768,872.98	95.03
359 - 359	1	63,000.00	0.02
Total	1,658	281,765,553.02	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,196	195,916,993.35	69.53
PUD	297	57,108,477.14	20.27
Condominium	109	18,216,421.80	6.47
2 Units	55	10,433,260.73	3.70
3 Units	1	90,400.00	0.03
Total	1,658	281,765,553.02	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,656	281,459,653.02	99.89
Second Home	2	305,900.00	0.11
Total	1,658	281,765,553.02	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	1,301	216,605,172.06	76.87
Cash Out Refinance	293	54,498,916.82	19.34
Rate/Term Refinance	64	10,661,464.14	3.78
Total	1,658	281,765,553.02	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
85.00 - 85.00	1	376,517.93	0.13
85.01 - 90.00	1	471,282.31	0.17
90.01 - 95.00	157	30,919,096.38	10.97
95.01 - 100.00	1,499	249,998,656.40	88.73
Total	1,658	281,765,553.02	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	17	1,777,578.74	0.63
Arizona	29	3,855,779.12	1.37
Arkansas	5	602,372.28	0.21
California	133	39,425,290.85	13.99
Colorado	18	4,133,998.72	1.47
Connecticut	4	738,000.00	0.26
Delaware	2	335,000.00	0.12
District of Columbia	1	396,000.00	0.14
Florida	172	32,119,923.11	11.40
Georgia	85	14,254,036.91	5.06
Idaho	6	582,038.75	0.21
Illinois	122	20,526,432.16	7.28
Indiana	63	6,571,996.35	2.33
Iowa	9	643,860.77	0.23
Kansas	21	2,858,600.34	1.01
Kentucky	39	5,858,000.42	2.08
Louisiana	12	1,397,500.00	0.50
Maine	8	1,027,300.00	0.36
Maryland	36	8,086,568.17	2.87
Massachusetts	32	8,242,472.37	2.93
Michigan	103	16,538,409.59	5.87
Minnesota	53	10,518,184.51	3.73
Missouri	33	4,027,173.28	1.43
Nebraska	3	354,150.00	0.13
Nevada	28	5,906,150.00	2.10
New Hampshire	7	1,480,000.00	0.53
New Jersey	27	6,373,539.79	2.26
New Mexico	7	744,000.00	0.26
New York	35	8,255,561.91	2.93
North Carolina	100	14,734,111.10	5.23
Ohio	152	18,698,659.74	6.64
Oklahoma	6	419,986.35	0.15
Oregon	17	2,910,761.18	1.03
Pennsylvania	34	4,462,987.75	1.58
Rhode Island	4	847,952.92	0.30
South Carolina	44	5,783,083.98	2.05
South Dakota	2	296,850.00	0.11
Tennessee	24	2,666,541.00	0.95
Texas	84	10,310,264.33	3.66
Utah	11	1,765,813.82	0.63
Virginia	24	4,925,947.56	1.75

Continued on the next page.

Property State (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Washington	17	2,908,789.00	1.03
West Virginia	1	54,800.00	0.02
Wisconsin	27	3,268,086.15	1.16
Wyoming	1	81,000.00	0.03
Total	1,658	281,765,553.02	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,621	273,454,618.74	97.05
Limited Income Verification	35	7,489,651.97	2.66
No Income Verification	2	821,282.31	0.29
Total	1,658	281,765,553.02	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600 - 600	21	4,198,468.94	1.49
601 - 650	956	148,419,324.68	52.67
651 - 700	495	89,790,805.06	31.87
701 - 750	148	32,287,444.29	11.46
751 - 800	37	6,934,510.05	2.46
801 - 805	1	135,000.00	0.05
Total	1,658	281,765,553.02	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.125 - 6.000	58	14,355,839.57	5.09
6.001 - 7.000	597	118,724,745.06	42.14
7.001 - 8.000	749	116,940,016.52	41.50
8.001 - 9.000	236	30,021,974.68	10.65
9.001 - 9.625	18	1,722,977.19	0.61
Total	1,658	281,765,553.02	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.500 - 5.000	38	8,789,117.93	3.29
5.001 - 6.000	800	151,730,158.29	56.77
6.001 - 7.000	654	99,943,332.66	37.40
7.001 - 8.000	57	6,569,835.61	2.46
8.001 - 8.375	1	220,400.00	0.08
Total	1,550	267,252,844.49	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.125 - 12.000	58	14,355,839.57	5.37
12.001 - 13.000	577	114,712,440.06	42.92
13.001 - 14.000	696	109,986,742.89	41.15
14.001 - 15.000	206	26,931,444.78	10.08
15.001 - 15.625	13	1,266,377.19	0.47
Total	1,550	267,252,844.49	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.125 - 6.000	58	14,355,839.57	5.37
6.001 - 7.000	577	114,712,440.06	42.92
7.001 - 8.000	696	109,986,742.89	41.15
8.001 - 9.000	206	26,931,444.78	10.08
9.001 - 9.625	13	1,266,377.19	0.47
Total	1,550	267,252,844.49	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
03/01/05	2	554,000.00	0.21
04/01/05	3	840,100.00	0.31
05/01/05	1	206,000.00	0.08
12/01/05	1	179,888.00	0.07
01/01/06	4	997,205.05	0.37
02/01/06	60	10,853,332.23	4.06
03/01/06	569	96,750,421.95	36.20
04/01/06	803	136,727,032.51	51.16
05/01/06	1	63,000.00	0.02
01/01/07	1	287,864.34	0.11
03/01/07	17	2,799,181.03	1.05
04/01/07	24	4,222,064.00	1.58
11/01/08	1	471,282.31	0.18
02/01/09	2	235,450.01	0.09
03/01/09	29	5,928,273.06	2.22
04/01/09	32	6,137,750.00	2.30
Total	1,550	267,252,844.49	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	5	1,394,100.00	0.52
3.000	1,545	265,858,744.49	99.48
Total	1,550	267,252,844.49	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,550	267,252,844.49	100.00
Total	1,550	267,252,844.49	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	980	144,138,061.89	51.16
5YR IO 2/28 6 Mo LIBOR ARM	459	101,638,817.85	36.07
Fixed Rate	108	14,512,708.53	5.15
5YR IO 5/25 6 Mo LIBOR ARM	38	8,338,255.60	2.96
5/25 6 Mo LIBOR ARM	26	4,434,499.78	1.57
5YR IO 3/27 6 Mo LIBOR ARM	18	3,760,600.00	1.33
3/27 6 Mo LIBOR ARM	24	3,548,509.37	1.26
1/29 6 Mo LIBOR ARM	5	1,394,100.00	0.49
Total	1,658	281,765,553.02	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	354	61,737,922.89	21.91
12	72	16,835,152.27	5.97
24	952	159,096,443.10	56.46
36	278	43,806,134.76	15.55
48	2	289,900.00	0.10
Total	1,658	281,765,553.02	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	354	61,737,922.89	21.91
Prepayment Penalty	1,304	220,027,630.13	78.09
Total	1,658	281,765,553.02	100.00